

CPA REVIEW REPORT

To the Founder and Management
EZPeazy, Inc.

We have reviewed the accompanying financial statements of EZPeazy, Inc. (the "Company"), which comprise the balance sheet as of March 9, 2026, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from January 1, 2026 through March 9, 2026, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.



Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Mark S Lilling, CPA
Lilling & Company
License No. 33453
Firm Number: 900010083545
April 21, 2026

+1 (972) 694-9811 info@lillingcpa.com
Two Seaview Boulevard, Port Washington, NY 11050

EZPeazy, Inc.

Financial Statements

For the Period January 1, 2026 – March 9, 2026

Prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP)

Balance Sheet
EZPeazy, INC
As of March 9, 2026

DISTRIBUTION ACCOUNT	Total
Assets	
Current Assets	
Bank Accounts	0.00
Total for Bank Accounts	**$0.00**
Total for Current Assets	**$0.00**
Total for Assets	**$0.00**
Liabilities and Equity	
Liabilities	0.00
Total for Liabilities	**$0.00**
Equity	
Founder Capital Contribution	$3,844.10
Accumulated Deficit	-$3,844.10
Total for Equity	**$0.00**
Total for Liabilities and Equity	**$0.00**

Profit and Loss

EZPeazy, INC

January 1-March 9, 2026

DISTRIBUTION ACCOUNT	TOTAL
Income	
Gross Profit	
Expenses	
Advertising & marketing	150.00
General business expenses	$418.25
Memberships & subscriptions	99.87
Total for General business expenses	**$518.12**
Insurance	319.66
Office expenses	
Software & apps	2,856.32
Total for Office expenses	**$2,856.32**
Total for Expenses	**$3,844.10**
Net Operating Income	**-$3,844.10**
Net Other Income	
Net Income	**-$3,844.10**

Statement of Cash Flows
EZPeazy, INC
January 1-March 9, 2026

FULL NAME	Total
OPERATING ACTIVITIES	
Net Income	-$3,844.10
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Founder contributions (non-cash)	$3,844.10
Net cash provided by operating activities	**$0.00**
INVESTING ACTIVITIES	**$0.00**
FINANCING ACTIVITIES	
NET CASH INCREASE FOR PERIOD	**$0.00**
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	**$0.00**

Statement of Changes In Stockholder's Equity
EZPeazy, INC As of March 9, 2026

Particulars	Founder Capital Contribution	Accumulated Deficit	Total Equity
Balance at January 1, 2026	$ -	$ -	$ -
Founder Contributions	$ 3,844.10	–	$ 3,844.10
Net Loss for the Period	–	$ (3,844.10)	$ (3,844.10)
Balance at March 9, 2026	**$ 3,844.10**	**$ (3,844.10)**	**$ -**

Notes to Financial Statements

EZPeazy, Inc.

For the Period January 1, 2026 – March 9, 2026

Note 1 – Organization and Nature of Business

EZPeazy, Inc. (the "Company") is an early-stage startup company incorporated in the United States. The Company was formed to develop and operate technology-driven products and services. As of the reporting period, the Company is in the development stage and has not yet commenced revenue-generating operations. Management is currently focused on product development, operational setup, and preparing for market launch.

Note 2 – Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The financial statements present the financial position, results of operations, and cash flows of the Company for the period from January 1, 2026 through March 9, 2026. As the Company is newly formed, the financial statements reflect activity since inception.

Note 3 – Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. As of the reporting period, the Company's operations are minimal and no significant estimates were required.

Note 4 – Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of March 9, 2026, the Company reported no cash balance as operating expenses were funded directly by the founder.

Note 5 – Founder Contributions

During the reporting period, certain operating expenses totaling $3,844.10 were paid directly by the founder on behalf of the Company. These payments were treated as capital contributions and recorded as additional paid-in capital within stockholders' equity. No formal loan arrangements were established for these expenditures.

Note 6 – Income Taxes

The Company is subject to U.S. federal and state income taxes. As the Company has incurred a net operating loss since inception and has not generated taxable income, no provision for income taxes has been recorded in the financial statements for the reporting period.

Note 7 – Subsequent Events

Management has evaluated subsequent events through the date the financial statements were prepared. The Company is preparing to launch a fundraising campaign through an equity crowdfunding platform pursuant to Regulation Crowdfunding. No other events have occurred that would require adjustment to or disclosure in the financial statements.